Exhibit 99.2

Northcore Technologies Inc.
Consolidated Balance Sheet
(expressed in thousands of Canadian dollars)
(Canadian GAAP, Unaudited)

	September 30	September 30	December 31
	2007	2007	2006
	(Unaudited)	(Unaudited)	(Audited)
		(in US$)

		translated
		into US$ at
		Cdn$ 0.9959
		for
		convenience

Cash	$844	$848	$475
Other current assets	290	291	217
Other assets	62	62	121
Total assets	$1,196	$1,201	$813

Accounts payable and accrued liabilities	$797	$800	$1,074
Deferred revenue	81	81	68
Demand loans	330	331	-
Current portion of secured subordinated notes	170	171	1,682
Non-current portion of secured subordinated notes	1,005	1,009	244
Total shareholders' deficiency	(1,187)	(1,191)	(2,255)
Total liabilities and shareholders' deficiency	$1,196	$1,201	$813

Northcore Technologies Inc.
Consolidated Statements of Operations
(expressed in thousands of dollars, except per share amounts)
(Canadian GAAP, Unaudited)

	Three Months Ended			Nine Months Ended
	September 30			September 30
	2007	2007	2006	2007	2007	2006
	($C)	($US)	($C)	($C)	($US)	($C)

		translated			translated
	into US$ at			into US$ at
	Cdn$ 0.9959			Cdn$ 0.9959
		for		for
	convenience			convenience

Revenue	$250	$251	$222	$857	$861	$763

Operating expenses
General and administrative	395	397	410	1,290	1,295	1,350
Customer service and technology	205	206	151	555	558	476
Sales and marketing costs	66	66	65	215	216	321
Employee stock options	66	66	42	79	79	114
Depreciation and amortization	10	10	23	29	29	68
Total operating expenses	742	745	691	2,168	2,177	2,329

Loss from operations	(492)	(494)	(469)	(1,311)	(1,316)	(1,566)

Interest expense
Cash interest expense	72	72	78	203	204	278
Accretion of secured subordinated notes	72	72	99	263	264	367
Interest income	-	-	(6)	(1)	(1)	(12)
	144	144	171	465	467	633

Loss from continuing operations	(636)	(638)	(640)	(1,776)	(1,783)	(2,199)
Income from discontinued operations	-	-	-	-	-	2,123
Net loss for the period	(636)	(638)	(640)	(1,776)	(1,783)	(76)

Other comprehensive income, net of tax:
Foreign currency translation adjustment	-	-	-	-	-	17
Comprehensive loss	$(636)	$(638)	$(640)	$(1,776)	$(1,783)	$(59)

Loss per share:
From continuing operations, basic and diluted	$(0.01)	$(0.01)	$(0.01)	$(0.02)	$(0.02)	$(0.03)
Net loss per share, basic and diluted	$(0.01)	$(0.01)	$(0.01)	$(0.02)	$(0.02)	$-

Weighted average number of shares outstanding, basic and diluted (000's)	95,640	95,640	82,545	88,000	88,000	78,686